FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 2011

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 3 October 2011.

2.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 3 October 2011.

3.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 4 October 2011.

4.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 5 October 2011.

5.	Press release entitled, “AstraZeneca enters into a Settlement Agreement with Accord Healthcare, Inc. and Intas Pharmaceuticals Ltd regarding US SEROQUEL XR® Patent Litigation”, dated 5 October 2011.

6.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 6 October 2011.

7.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 7 October 2011.

8.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 10 October 2011.

9.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 11 October 2011.

10.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 12 October 2011.

11.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 13 October 2011.

12.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 14 October 2011.

13.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 17 October 2011.

14.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 18 October 2011.

15.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 19 October 2011.

16.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 20 October 2011.

17.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 21 October 2011.

18.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 24 October 2011.

19.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 25 October 2011.

20.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 26 October 2011.

21.	Press release entitled, “AstraZeneca PLC Notice of Results”, dated 26 October 2011.

22.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 27 October 2011.

23.	Press release entitled, “AstraZeneca PLC Third Quarter and Nine Months Results 2011” (front half), dated 27 October 2011.

24.	Press release entitled, “AstraZeneca PLC Third Quarter and Nine Months Results 2011” (back half), dated 27 October 2011.

25.	Press release entitled, “US Food and Drug Administration extends action date for Dapagliflozin by three months”, dated 27 October 2011.

26.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 28 October 2011.

27.	Press release entitled, “Transactions by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4.” dated 28 October 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 7 November 2011	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 30 September 2011, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2872 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,329,766,014.

A C N Kemp
Company Secretary
3 October 2011

Item 2

TRANSPARENCY DIRECTIVE

VOTING RIGHTS AND CAPITAL

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 30 September 2011 the issued share capital of AstraZeneca PLC with voting rights is 1,329,766,296 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,329,766,296.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary
3 October 2011

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 522,981 ordinary shares of AstraZeneca PLC at a price of 2851 pence per share on 3 October 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,329,243,315.

A C N Kemp
Company Secretary
4 October 2011

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 528,266 ordinary shares of AstraZeneca PLC at a price of 2822 pence per share on 4 October 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,328,718,074.

A C N Kemp
Company Secretary
5 October 2011

Item 5

ASTRAZENECA ENTERS INTO A SETTLEMENT AGREEMENT WITH ACCORD HEALTHCARE, INC. AND INTAS PHARMACEUTICALS LTD REGARDING US SEROQUEL XR® PATENT LITIGATION

AstraZeneca today announced it has entered into a settlement agreement in its US SEROQUEL XR® patent infringement litigation against Accord Healthcare, Inc. (Accord) and Intas Pharmaceuticals Ltd (Intas) regarding Accord’s proposed generic version of AstraZeneca’s SEROQUEL XR (quetiapine fumarate) extended-release tablets.

The agreement settles the patent infringement litigation filed by AstraZeneca following Accord’s submission to the US Food and Drug Administration of an Abbreviated New Drug Application (ANDA) for a generic version of SEROQUEL XR. Under the settlement agreement, Accord does not dispute that the patent asserted by AstraZeneca in the US patent litigation is valid and enforceable.

As part of the agreement, AstraZeneca has granted Accord a licence to enter the US market with generic SEROQUEL XR on 1 November 2016 or earlier upon certain circumstances. SEROQUEL XR is protected by patents and other exclusivity rights that range from March 2012 to November 2017.

AstraZeneca and Accord will file a proposed Consent Judgment with the US District Court for the District of New Jersey requesting the Court dismiss the pending legal action between AstraZeneca and Accord. The remaining SEROQUEL XR patent infringement litigations remain on-going.

The settlement with Accord will have no impact on the Company’s full year 2011 financial guidance.  As is customary, the Company will review its financial guidance in conjunction with its Third quarter and Nine Months 2011 Financial Results announcement on 27 October.

NOTES TO EDITORS

About SEROQUEL XR
SEROQUEL XR, a once-daily, extended-release tablet formulation of quetiapine fumarate, is approved in the US  in adults for (1) add-on treatment to an antidepressant for patients with major depressive disorder (MDD) who did not have an adequate response to antidepressant therapy; (2) acute depressive episodes in bipolar disorder; (3) acute manic or mixed episodes in bipolar disorder alone or with lithium or divalproex; (4) long-term treatment of bipolar disorder with lithium or divalproex; and (5) schizophrenia.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

Media Enquiries UK
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Investor Enquiries UK
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Investor Enquiries US
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Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

5 October 2011

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 519,178 ordinary shares of AstraZeneca PLC at a price of 2871 pence per share on 5 October 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,328,204,841.

A C N Kemp
Company Secretary
6 October 2011

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 509,242 ordinary shares of AstraZeneca PLC at a price of 2926 pence per share on 6 October 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,327,705,306.

A C N Kemp
Company Secretary
7 October 2011

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 503,587 ordinary shares of AstraZeneca PLC at a price of 2958 pence per share on 7 October 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,327,221,587.

A C N Kemp
Company Secretary
10 October 2011

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 497,300 ordinary shares of AstraZeneca PLC at a price of 2994 pence per share on 10 October 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,326,753,868.

A C N Kemp
Company Secretary
11 October 2011

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 497,184 ordinary shares of AstraZeneca PLC at a price of 2996 pence per share on 11 October 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,326,268,785.

A C N Kemp
Company Secretary
12 October 2011

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 495,960 ordinary shares of AstraZeneca PLC at a price of 3004 pence per share on 12 October 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,325,783,921.

A C N Kemp
Company Secretary
13 October 2011

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 500,256 ordinary shares of AstraZeneca PLC at a price of 2979 pence per share on 13 October 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,325,295,316.

A C N Kemp
Company Secretary
14 October 2011

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 497,766 ordinary shares of AstraZeneca PLC at a price of 2994 pence per share on 14 October 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,324,798,683.

A C N Kemp
Company Secretary
17 October 2011

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 500,861 ordinary shares of AstraZeneca PLC at a price of 2976 pence per share on 17 October 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,324,307,698.

A C N Kemp
Company Secretary
18 October 2011

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 504,884 ordinary shares of AstraZeneca PLC at a price of 2953 pence per share on 18 October 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,323,809,090.

A C N Kemp
Company Secretary
19 October 2011

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 499,623 ordinary shares of AstraZeneca PLC at a price of 2984 pence per share on 19 October 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,323,310,745.

A C N Kemp
Company Secretary
20 October 2011

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 500,078 ordinary shares of AstraZeneca PLC at a price of 2981 pence per share on 20 October 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,322,817,156.

A C N Kemp
Company Secretary
21 October 2011

Item 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 492,982 ordinary shares of AstraZeneca PLC at a price of 3023 pence per share on 21 October 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,322,331,902.

A C N Kemp
Company Secretary
24 October 2011

Item 19

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 492,295 ordinary shares of AstraZeneca PLC at a price of 3027 pence per share on 24 October 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,321,883,909.

A C N Kemp
Company Secretary
25 October 2011

Item 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 494,214 ordinary shares of AstraZeneca PLC at a price of 3016 pence per share on 25 October 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,321,416,942.

A C N Kemp
Company Secretary
26 October 2011

Item 21

ASTRAZENECA’S THIRD QUARTER AND NINE MONTHS RESULTS 2011

Tomorrow, Thursday, 27 October, AstraZeneca will be announcing third quarter and nine months results for 2011 at 07:00 BST.

There will be an analyst teleconference covering the results at 12:00bst for which the numbers are:

UK freephone:   0800 077 8492
US freephone:   1 866 804 8688
Swedish freephone: 0200 110 487
International: +44 (0)844 335 0351
Emergency back-up number: +44 (0)1296 480 100

Passcode: 479971#

Details of the teleconference replay are available on the Investors section of the AstraZeneca website www.astrazeneca.com/investors and the AstraZeneca Events website: http://info.astrazenecaevents.com.

Item 22

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 492,198 ordinary shares of AstraZeneca PLC at a price of 3028 pence per share on 26 October 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,320,938,891.

A C N Kemp
Company Secretary
27 October 2011

Item 23

AstraZeneca PLC

THIRD QUARTER AND NINE MONTHS RESULTS 2011

London, 27 October 2011

Revenue for the third quarter declined by 2 percent at constant exchange rates (CER) to $8,213 million.

-	Strong revenue growth for Crestor, Seroquel XR and Symbicort.

-	Revenue performance reflects the loss of more than $350 million of revenue from generic competition, as well as the impact of government price interventions.

-	Emerging Markets revenue increased by 7 percent at CER in the third quarter; revenue was up 10 percent for the nine months.

Core operating profit in the third quarter was $3,177 million, down 2 percent at CER, in line with the decline in revenue.

-
Core operating margin of 38.7 percent of revenue was down 0.3 percentage points at CER, as increased investment in Research and Development was largely offset by higher gross margin and lower SG&A expense as a percentage of revenue.

Core EPS in the third quarter was up 12 percent at CER to $1.71.

-	Core EPS benefited from the lower number of shares outstanding resulting from net share repurchases and a lower tax rate compared with the third quarter last year.

Reported EPS in the third quarter was up 140 percent at CER to $2.56.

-
Gain on the sale of Astra Tech, which was excluded from Core EPS, amounted to $1.08 in the third quarter 2011.  Third quarter 2010 included legal provisions of $0.24, which also benefited the growth rate for Reported EPS in the third quarter 2011.

Net cash distributions to shareholders for the nine months increased by 64 percent to $7,642 million.

Core EPS target for the full year increased to the range of $7.20 to $7.40, largely on currency movements.

Financial Summary

Group	3rd Quarter 2011 $m	3rd Quarter 2010 $m	Actual %	CER %	9 Months 2011 $m	9 Months 2010 $m	Actual %	CER %
Revenue	8,213	7,898	+4	-2	24,935	24,652	+1	-3
Reported
Operating Profit	4,262	2,406	+77	+78	10,628	9,083	+17	+16
Profit before Tax	4,169	2,258	+85	+86	10,315	8,694	+19	+18
Earnings per Share	$2.56	$1.08	+137	+140	$6.17	$4.45	+39	+38
Core*
Operating Profit	3,177	3,231	-2	-2	10,177	10,738	-5	-6
Profit before Tax	3,084	3,083	-	-1	9,864	10,349	-5	-5
Earnings per Share	$1.71	$1.50	+14	+12	$5.67	$5.32	+7	+6

*
Core financial measures are supplemental non-GAAP measures which management believe enhance understanding of the Company’s performance; it is upon these measures that financial guidance for 2011 is based.  See pages 10 and 11 for a definition of Core financial measures and a reconciliation of Core to Reported financial measures.

David Brennan, Chief Executive Officer, said:  “We have delivered a third quarter revenue and Core earnings performance in line with our expectations, against the backdrop of anticipated generic competition and government price interventions.  Our disciplined execution continues to generate strong cash returns, with dividends and net share repurchases well ahead of last year.  We have also increased our Core EPS target for the full year.”

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Third Quarter

Revenue in the third quarter was down 2 percent at CER, but was up 4 percent on an actual basis as a result of the positive impact of exchange rate movements. Revenue performance was impacted by government price interventions and the loss of more than $350 million in revenue to generic competition.  US revenue was unchanged compared to last year after absorbing approximately 3.5 percent of adverse impact from the implementation of US healthcare reform measures.  Revenue in the Rest of World was down 3 percent.  Revenue in Western Europe was down 15 percent, resulting from volume declines due to generic competition combined with a mid-single digit decline in realised prices.  Revenue in Established Rest of World markets was up 7 percent.  Revenue in Emerging Markets was up 7 percent in the quarter, reflecting the impact of the loss of exclusivity for Crestor and Seroquel IR in Brazil and some delays in government tender orders in the Middle East region, which are now expected to be shipped in the fourth quarter.

Core operating profit in the third quarter was $3,177 million, a 2 percent decline that is in line with the decline in revenue.  Core gross margin was higher than last year, which included an intangible asset impairment related to lesogaberan.  Expenditures in SG&A were down 2 percent, as efficiency gains more than offset investment in Emerging Markets and launch products and the excise tax related to US healthcare reform measures.  Core R&D expense was up 10 percent on increased spending on late stage clinical trials and biologics partially offset by efficiency gains.  Reported operating profit increased by 78 percent, which includes $1,483 million of other income from the sale of Astra Tech, which was excluded from Core earnings.  Lower legal provisions compared with the third quarter last year also benefited the growth rate in reported operating profit in the quarter.

Core earnings per share in the third quarter were $1.71 compared with $1.50 in the third quarter 2010, a 12 percent increase.  Core earnings per share benefited from the lower number of shares outstanding as a result of net share repurchases, a lower tax rate and lower net finance expense compared with last year.  Reported earnings per share in the third quarter were $2.56, up 140 percent, as a result of the non-taxable profit on the sale of Astra Tech and lower legal provisions compared with the third quarter 2010.

Nine Months

Revenue for the nine months was down 3 percent at CER, but was up 1 percent on an actual basis as a result of the positive impact of exchange rate movements.  Revenue in the US was down 5 percent.  Revenue in the Rest of World was down 1 percent.  Revenue in Western Europe was down 10 percent.  In Established Rest of World markets, revenue increased by 5 percent.  Revenue in Emerging Markets was up 10 percent for the nine months.

Core operating profit for the nine months was down 6 percent to $10,177 million, as increases in R&D and SG&A expenditures were partially offset by higher gross margin, which includes the benefit in the first quarter from the settlement of patent disputes with PDL Biopharma Inc.  Reported operating profit was up 16 percent, including the Astra Tech gain.

Core earnings per share for the nine months were $5.67, an increase of 6 percent, which reflects the net adjustments to tax provisions previously disclosed, and the benefit from share repurchases.  Reported earnings per share for the nine months were $6.17, a 38 percent increase.

Enhancing Productivity

Good progress continues on the previously announced business reshaping programmes.  In the third quarter, $221 million in restructuring costs were charged, bringing the total for the nine months to $502 million.  The programmes remain on track for costs incurred and benefits achieved.

Dividends and Share Repurchases

For the nine months, the Company has completed net share repurchases of $3,878 million, against its original target of $4 billion in net share repurchases in 2011.  With the Astra Tech sale completed at the end of August, the Group is well placed to achieve its revised target of around $5 billion for the full year, with repurchases funded by any remaining balance of the Astra Tech gain to be completed in 2012.

The Group has repurchased 89.2 million shares for a total of $4,256 million in the first nine months, whilst 9.9 million shares were issued in consideration of share option exercises for a total of $378 million.

The total number of shares in issue at 30 September 2011 was 1,330 million.

Research and Development Update

A comprehensive update of the AstraZeneca R&D pipeline was presented in conjunction with the Half Year 2011 results announcement, and remains available on the Company’s website, www.astrazeneca.com, under information for investors.

Significant pipeline developments since the half year update include:

Brilinta/Brilique

On 30 August 2011, AstraZeneca announced Brilique (ticagrelor) has been included in the revised “Guidelines for Management of Acute Coronary Syndromes (ACS) in patients presenting without persistent ST-segment elevation” issued by the European Society of Cardiology (ESC).

In these 2011 guidelines, ticagrelor is recommended for all non-ST elevation ACS patients at moderate-to-high risk of ischaemic events, regardless of initial treatment strategy and including those pre-treated with clopidogrel (which should be discontinued when ticagrelor is commenced).

On 4 October 2011, AstraZeneca announced that the German reimbursement body, the Federal Joint Committee (G-BA), has published the Institute for Quality and Efficiency in Healthcare (IQWiG) preliminary assessment report regarding the medical benefit of Brilique. AstraZeneca is pleased with this preliminary assessment, which included a benefit rating assessment of “important additional benefit” (rating of 2) in relation to the comparator (clopidogrel + aspirin) in the indication of NSTEMI/UA (Non ST-Elevation Myocardial Infarction/Unstable Angina).  It is estimated that NSTEMI/UA represents 72 percent of the acute coronary syndromes (ACS) patient populations in Germany. An assessment of “no additional benefit proven” (rating of 5) was assigned for the STEMI/PCI (ST-Elevation Myocardial Infarction Percutaneous Coronary Intervention) patient sub-populations, where the comparator selected was prasugrel not clopidogrel.  A rating of 5 was also assigned for the STEMI/Coronary Artery Bypass Graft and STEMI/Medically Managed populations.

AstraZeneca looks forward to the next step in the process and will respond to the G-BA regarding the assessment in the coming weeks. This will be followed by the final benefit assessment, which is anticipated at the beginning of 2012, after which AstraZeneca will begin pricing discussions with the GKV-SV, the Federal Association of Statutory Health Insurance Funds.

Following its meeting on 5 October 2011, the French Transparency Commission (FTC) has now provided its preliminary assessment to AstraZeneca regarding the medical benefit of Brilique, which included a Service Medical Rendu (SMR) level of ‘important,’ a designation that Brilique will be reimbursed, and an Amélioration du Service Médical Rendu (ASMR) rating of 5, a designation of ‘no medical improvement’ demonstrated compared with the existing patient management options, but was granted a recommendation to be listed.  AstraZeneca will provide a response to the FTC shortly, and hopes an acceptable solution can be reached to ensure ACS patients have access to this innovative medicine in France.

On 26 October 2011, The National Institute for Health and Clinical Excellence (NICE) published final guidance to the NHS in England and Wales recommending ticagrelor in combination with aspirin and for up to 12 months, as an option to treat adults with ACS.

Brilique has received price approvals in 20 countries and reimbursement authorisations in nine. The product is approved in 47 countries, including in the European Union under the trade name Brilique and in the US, Brazil, Canada, and Australia, under the trade name Brilinta.

Dapagliflozin

On 26 October 2011, AstraZeneca and Bristol-Myers Squibb Company announced that the U.S. Food and Drug Administration (FDA) has extended the action date for dapagliflozin for the treatment of type 2 diabetes by three months. The new Prescription Drug User Fee Act (PDUFA) goal date is 28 January 2012.

In response to an FDA request for additional data on dapagliflozin, Bristol-Myers Squibb and AstraZeneca are submitting data from recently completed and ongoing Phase III clinical trials.  This data submission constitutes a major amendment to the original new drug application (NDA) for dapagliflozin.

Dapagliflozin, an inhibitor of the SGLT2 target in the kidney, is under joint development by Bristol-Myers Squibb and AstraZeneca. Dapagliflozin, as an adjunct to diet and exercise, is being investigated to evaluate its safety and its effect on blood sugar levels (glycosylated hemoglobin levels, or HbA1c), in adults with type 2 diabetes, for use as a monotherapy and in combination with other anti-diabetic agents.

KOMBOGLYZETM

On 23 September 2011, AstraZeneca and Bristol-Myers Squibb Company announced that the Marketing Authorisation Application for KOMBOGLYZE™ (saxagliptin and metformin HCl immediate-release fixed dose combination) received a positive opinion from the Committee for Medicinal Products for Human Use (CHMP), as an adjunct to diet and exercise, for the treatment of type 2 diabetes in adults who are not adequately controlled on metformin or those already being treated with the combination of saxagliptin and metformin as separate tablets.

The positive opinion was reached after the CHMP reviewed data from a Phase III clinical programme that involved 4,326 patients with type 2 diabetes, including 2,158 individuals receiving saxagliptin plus metformin.

KOMBOGLYZE™ combines saxagliptin (also known as ONGLYZA™), a DPP-4 inhibitor, and metformin immediate-release (metformin IR), a biguanide, in one tablet for the treatment of type 2 diabetes.

The CHMP’s positive opinion on KOMBOGLYZE™ will now be reviewed by the European Commission, which has the authority to approve medicines for the European Union.

Ceftazidime/avibactam (CAZ-AVI)

On 18 October 2011, AstraZeneca and Forest Laboratories, Inc. announced that ceftazidime/avibactam (CAZ-AVI) will enter Phase III trials to investigate efficacy in treating hospitalised patients with serious Gram-negative bacterial infections including Complicated Intra-Abdominal Infections (cIAI) and Complicated Urinary Tract Infections (cUTI). CAZ-AVI combines a broad-spectrum cephalosporin (ceftazidime) and a novel beta-lactamase inhibitor (avibactam, formerly NXL104) to overcome antibiotic-resistance and treat the increasing number of infections resistant to existing therapies.

This study programme is designed to support global regulatory filings planned for 2014, and will include five Phase III trials designed to demonstrate that CAZ-AVI is an effective and well tolerated treatment for patients with cIAI and cUTI including those patients with infections that may be resistant to currently available antibiotics.

As part of the collaboration, development costs of the treatment will be shared between AstraZeneca and Forest. Forest will have the rights to commercialise CAZ-AVI in North America while AstraZeneca will have rights to commercialise CAZ-AVI in the rest of the world.

Crestor

On 2 September 2011, AstraZeneca announced top-line results from SATURN (Study of Coronary Atheroma by InTravascular Ultrasound: Effect of Rosuvastatin Versus AtorvastatiN). SATURN was designed to measure the impact of Crestor (rosuvastatin) 40 mg and atorvastatin 80 mg on the progression of atherosclerosis in high risk patients.

The results for the primary efficacy measure, which was change from baseline in percent atheroma volume (PAV) in a ≥40 mm segment of the targeted coronary artery as assessed by intravascular ultrasound (IVUS), demonstrated a numerically greater reduction in favour of Crestor versus atorvastatin but did not reach statistical significance.

For the secondary IVUS measure, which was change from baseline in total atheroma volume (TAV) within the targeted coronary artery, Crestor demonstrated a statistically significant reduction compared with atorvastatin.

Tolerability and efficacy of Crestor seen in SATURN were in line with previous studies and approved product labelling.

Further data and analyses will be presented by the study’s academic investigators at the American Heart Association Scientific Sessions on 15 November 2011.

Axanum

On 2 August 2011, AstraZeneca announced that Axanum, a fixed dose combination of 81 mg low-dose ASA (acetylsalicylic acid) and 20 mg esomeprazole, has received positive agreement for approval in 23 European Union member countries and in Norway. Axanum is indicated for prevention of cardiovascular (CV) events such as heart attack or stroke, in high-risk CV patients in need of daily low-dose ASA treatment and who are at risk of gastric ulcers.

Axanum is the only medicine that ensures every single pill of low-dose ASA comes with built-in protection against gastric ulcers. That means Axanum has the potential to provide continuous CV protection in this patient population.

The EU decision took place under the decentralised procedure, with Germany acting as reference member state. This process is now followed by national approvals and local pricing and reimbursement discussions.

MEDI-528

During the quarter, due to the lack of efficacy in a Phase IIb trial, the decision was made to discontinue the development programme for MEDI-528, a humanised IgG1 monoclonal antibody that inhibits the activity of IL-9, which was in development for inadequately controlled asthma.

As a result of this decision, $22 million was charged in the third quarter for the impairment of intangible assets related to the programme, which was excluded from Core earnings.

Future Prospects

Revenue performance in the first nine months was in line with our expectations, and the Company continues to anticipate that revenue for the full year could range from flat to a low single-digit decline compared with 2010 on a constant currency basis.

Currency movements benefited Core EPS in the third quarter by a further 3 cents compared with the January 2011 average exchange rates upon which our financial guidance is based, which, rounded to the nearest five cents, forms the basis for increasing our target for full year Core EPS. The new target range, which has also been narrowed, is between $7.20 and $7.40 per share.

This target takes no account of the likelihood that average exchange rates for the remainder of 2011 may differ materially from the January 2011 average rates upon which our earnings guidance is based.  An estimate of the sales and earnings sensitivity to movements of our major currencies versus the US dollar was provided in conjunction with the Full Year 2010 results announcement, and can be found on the AstraZeneca web site.

Revenue

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Gastrointestinal
	Third Quarter		CER %	Nine Months		CER %
	2011 $m	2010 $m		2011 $m	2010 $m
Nexium	1,089	1,242	-16	3,362	3,738	-12
Losec/Prilosec	224	233	-13	698	743	-13
Total	1,350	1,512	-15	4,172	4,588	-12

•
In the US, Nexium sales in the third quarter were $570 million, down 16 percent compared with the third quarter last year.  Dispensed retail tablet volume declined by around 8 percent.  Average realised selling prices for Nexium were around 10 percent lower than the third quarter last year, reflecting the impact of US healthcare reform and an adverse mix effect in the quarter arising from the timing of a large order at below average prices.

•	Nexium sales in the US for the nine months were down 12 percent to $1,783 million.
•
Nexium sales in other markets in the third quarter were down 14 percent to $519 million.  Sales in Western Europe were down 50 percent, largely the result of generic launches.  Sales in Established Rest of World were up 35 percent, as launch sales in Japan more than offset the decline in Canada.  Sales in Emerging Markets increased by 12 percent, including 24 percent growth in China.

•	Nexium sales in other markets were down 12 percent for the nine months to $1,579 million.
•	Prilosec sales in the US were down 24 percent for the nine months to $30 million.
•	Sales of Losec in the Rest of World were down 14 percent in the third quarter to $215 million. For the nine months, sales in the Rest of World were down 13 percent to $668 million.

Cardiovascular
	Third Quarter		CER %	Nine Months		CER %
	2011 $m	2010 $m		2011 $m	2010 $m
Crestor	1,659	1,374	+14	4,851	4,104	+14
Atacand	364	359	-8	1,104	1,108	-5
Seloken /Toprol-XL	273	273	-4	750	957	-24
Plendil	66	63	-	196	192	-2
Zestril	37	35	-3	109	117	-11
ONGLYZATM	59	19	+211	140	37	+278
Brilinta/Brilique	13	-	n/m	16	-	n/m
Total	2,600	2,249	+9	7,558	6,916	+5

•
In the US, Crestor sales in the third quarter were up 20 percent to $753 million.  Crestor total prescriptions increased by 3 percent compared to 0.5 percent growth for the overall statin market in the US, with market share of total prescriptions up 40 basis points since June, to 12.4 percent, fuelled by the label changes to simvastatin.  Crestor dynamic share (new and switch patients) is now around 15 percent.

•	US sales for Crestor for the nine months increased by 18 percent to $2,231 million.
•
Crestor sales in Rest of World were up 9 percent to $906 million in the third quarter. Sales in Established ROW were up 17 percent as double digit growth continued in Japan, Canada and Australia.  Sales in Emerging Markets were up 7 percent, reflecting generic competition in Brazil.  Sales in Western Europe were up 2 percent.

•	Crestor sales in the Rest of World were up 10 percent to $2,620 million for the nine months.
•
US sales of the Toprol-XL product range, which includes sales of the authorised generic, declined by 17 percent in the third quarter to $123 million.  Total prescriptions for the franchise were down 23 percent compared with the third quarter last year: there was some price erosion due to the launch of a third generic product in August. Reported revenue was also favourably impacted by some adjustments to provisions for returns and rebates.

•	Toprol-XL franchise sales in the US for the nine months were down 45 percent to $315 million.

•
Sales of Seloken in other markets were up 12 percent in the third quarter and increased 7 percent for the nine months.  Sales in Emerging Markets increased by 20 percent in the third quarter, and were up 14 percent for the nine months.

•	US sales for Atacand were down 15 percent in the third quarter to $44 million, and were down 16 percent for the nine months to $139 million.
•	Atacand sales in Rest of World were down 6 percent in the third quarter to $320 million. For the year to date, those sales were down 4 percent, although sales in Emerging Markets were up 4 percent.
•
Alliance revenue from the ONGLYZATM collaboration with Bristol-Myers Squibb totalled $59 million in the third quarter and $140 million for the nine months.  Alliance revenue in the US was $44 million in the third quarter and $103 million for the nine months.  ONGLYZATM share of total prescriptions in the US DPP-4 market reached 15.5 percent in September 2011 (including 3.7 percent share for KOMBIGLYZE XRTM).  ONGLYZATM franchise share of patients newly starting DPP-4 treatment was 25.5 percent in the week ending 14 October.

•	Brilinta/Brilique sales in the third quarter were $13 million, reflecting $11 million in launch stocking in the US.

Respiratory and Inflammation

	Third Quarter		CER %	Nine Months		CER %
	2011 $m	2010 $m		2011 $m	2010 $m
Symbicort	755	640	+9	2,309	2,005	+10
Pulmicort	185	180	-3	669	639	+1
Rhinocort	52	55	-13	162	175	-11
Oxis	14	15	-13	42	48	-19
Accolate	5	17	-76	17	50	-68
Total	1,044	936	+4	3,302	3,013	+5

•
Symbicort sales in the US were $201 million in the third quarter, a 15 percent increase over last year.  Total prescriptions for Symbicort were up 9 percent over the third quarter last year, compared with a 2.5 percent decline for the fixed combination product class.  As a result, Symbicort share of total prescriptions increased to 19.7 percent in September 2011, up 2.1 percentage points compared with September 2010, despite the launch of a new entrant to the market.  Market share of patients new to combination therapy is 26.6 percent.

•	US sales of Symbicort for the nine months were $604 million, an increase of 14 percent.
•
Symbicort sales in other markets in the third quarter were $554 million, 7 percent ahead of the third quarter last year.  Sales in Established Rest of World were up 23 percent, reflecting continued strong growth in Japan as well as double-digit growth in Canada and Australia.  Sales in Emerging Markets increased by 9 percent, largely on growth in Emerging Europe.  Sales in Western Europe were up 3 percent.

•	US sales for Pulmicort in the third quarter were down 15 percent to $52 million. Sales for the nine months were down 8 percent to $218 million.
•
Sales of Pulmicort in the Rest of World in the third quarter were up 3 percent to $133 million, as a 28 percent increase in Emerging Markets more than offset declines in other regions.  Sales in Rest of World for the nine months were up 6 percent to $451 million.

Oncology
	Third Quarter		CER %	Nine Months		CER %
	2011 $m	2010 $m		2011 $m	2010 $m
Arimidex	176	284	-44	590	1,234	-55
Zoladex	304	268	+8	881	813	+4
Casodex	137	137	-9	408	431	-13
Iressa	145	102	+29	405	278	+35
Faslodex	139	84	+57	397	234	+65
Nolvadex	25	21	+10	72	64	+5
Caprelsa	2	-	n/m	4	-	n/m
Total	930	899	-4	2,766	3,063	-14

•
In the US, sales of Arimidex were down 81 percent in the third quarter to $8 million as a result of generic competition which commenced in June 2010.  Generics now account for 96 percent of total prescriptions for anastrozole.

•	US sales for Arimidex for the nine months were down 92 percent to $37 million.
•
Arimidex sales in other markets were down 37 percent in the third quarter to $168 million, reflecting a 65 percent decline in Western Europe following the loss of exclusivity in February 2011.  Sales in Established ROW were down 1 percent.  Sales in Emerging ROW were down 5 percent.

•	Arimidex sales for the nine months in Rest of World were $553 million, down 32 percent.
•	Sales for Casodex in the third quarter were down 9 percent to $137 million. There were no sales in the US, where generics now account for 98 percent of the prescriptions for bicalutamide.
•
Casodex sales in the Rest of World in the third quarter were down 7 percent to $137 million, largely due to the 42 percent decline in Western Europe as a result of generic competition. Sales in Japan, which account for more than 60 percent of product sales worldwide, were down 5 percent.  Sales for the nine months in Rest of World were down 10 percent to $409 million.

•
Iressa sales increased by 29 percent to $145 million in the third quarter, including $34 million of sales in Western Europe, which accounted for just over half of the increase in the quarter.  Sales in Emerging Markets were up 30 percent, including a 30 percent increase in China.  Sales in Japan were unchanged.

•	Iressa sales for the nine months reached $405 million, a 35 percent increase.
•
Increased usage of the 500mg dose of Faslodex resulted in strong growth in the third quarter.  Sales increased by 97 percent in the US to $65 million and grew by 31 percent in the Rest of World to $74 million.

•	Faslodex sales for the nine months in the US were up 96 percent to $192 million. Sales in the Rest of World reached $205 million, an increase of 43 percent.

Neuroscience
	Third Quarter		CER %	Nine Months		CER %
	2011 $m	2010 $m		2011 $m	2010 $m
Seroquel	1,400	1,303	+4	4,282	3,962	+6
Seroquel IR	1,034	1,024	-2	3,190	3,124	-
Seroquel XR	366	279	+24	1,092	838	+26
Zomig	108	103	-3	312	318	-6
Vimovo	10	5	+80	20	5	+280
Total	1,745	1,644	+2	5,321	4,998	+4

•
In the US, Seroquel franchise sales were up 4 percent to $975 million in the third quarter.  Total prescriptions for the Seroquel franchise were down 2 percent in the third quarter.  Total prescriptions for Seroquel XR increased by 12 percent, accounting for 17.3 percent of prescriptions for the franchise in the US and 19 percent of franchise revenue.  Market share for the Seroquel franchise was a market-leading 29.7 percent in September 2011 (down 20 basis points from June 2011).

•	US sales for Seroquel for the nine months were $2,999 million, 7 percent ahead of last year. US sales for Seroquel XR were up 18 percent to $565 million.

•
Seroquel franchise sales in the Rest of World were $425 million in the third quarter, a 4 percent increase.  Sales of Seroquel XR increased by 33 percent, and now account for 43 percent of franchise sales outside the US.  Franchise sales were up 6 percent in Western Europe on a 25 percent increase for Seroquel XR.  Seroquel franchise sales were up 1 percent in Established ROW.  Seroquel franchise sales were down 1 percent in Emerging Markets, where strong growth for Seroquel XR was offset by declines for Seroquel IR in Brazil following loss of exclusivity.

•	For the nine months, Seroquel sales in the Rest of World increased by 4 percent to $1,283 million. Sales of Seroquel XR were up 37 percent to $527 million.
•	Vimovo sales in the US were $14 million for the nine months; sales in Rest of World were $6 million.

Infection and Other
	Third Quarter		CER %	Nine Months		CER %
	2011 $m	2010 $m		2011 $m	2010 $m
Synagis	108	139	-22	564	641	-12
Merrem	139	204	-37	469	634	-29
FluMist	124	120	+3	127	123	+3
Non seasonal flu vaccine	-	-	-	7	39	-82
Total	400	493	-21	1,261	1,520	-18

•
Sales of Synagis in the third quarter, which is prior to the RSV season in the US, reflect a 22 percent decline in sales in Rest of World, on timing of shipments to Abbott, our international distributor.

•	Sales of FluMist were $124 million, a 3 percent increase over the third quarter last year.
•	Sales of Merrem were down 37 percent in the third quarter as a result of generic competition in the US and Western Europe.

Geographic Sales
	Third Quarter		CER %	Nine Months		CER %
	2011 $m	2010 $m		2011 $m	2010 $m
US	3,187	3,179	-	9,783	10,273	-5
Western Europe	2,067	2,150	-15	6,496	6,821	-10
Established ROW*	1,504	1,262	+7	4,301	3,701	+5
Emerging ROW	1,455	1,307	+7	4,355	3,857	+10

*	Established ROW comprises Canada, Japan, Australia and New Zealand.

•
In the US, revenue was unchanged in the third quarter.  The pricing impact from US healthcare reform measures lowered revenue by around 3.5 percent.  The steep declines in sales for Arimidex have begun to attenuate now that generics have been on the market for over one year.  Good growth for Crestor, Seroquel XR, ONGLYZATM and Symbicort more than offset declines for Nexium, Merrem and Toprol-XL.

•
Revenue in Western Europe was down 15 percent in the third quarter, despite growth for Seroquel XR, Iressa, Faslodex and Crestor.  Volume declines for three products recently subject to generic competition—Nexium, Arimidex and Merrem—accounted for more than two-thirds of the revenue decline in the quarter.  Realised selling prices continued to experience declines in the mid-single-digit range in the region.

•
Revenue in Established Rest of World was up 7 percent in the third quarter, largely on growth in Japan, where launch stocking for Nexium and continued strong growth for Crestor and Symbicort led to a 10 percent increase in revenue.  Revenue in Canada was down 1 percent, as growth for Crestor was more than offset by the impact of generic competition for Nexium and Atacand.  Revenue in Other Established ROW was up 11 percent, with Crestor growth accounting for nearly half the increase.

•
Revenue in Emerging Markets was up 7 percent in the third quarter.  This slower growth compared with recent quarters is, in large part, due to slower growth in Other Emerging ROW, which was affected by generic competition for Crestor and Seroquel IR in Brazil and delays in some government tender offers in the Middle East, which are now expected to be shipped in the fourth quarter.  Revenue in China was up 13 percent.

Operating and Financial Review

All narrative in this section refers to growth rates at constant exchange rates (CER) and on a Core basis unless otherwise indicated.  These measures, which are presented in addition to our Reported financial information, are non-GAAP measures which management believe useful to enhance understanding of the Group’s underlying financial performance of our ongoing businesses and the key business drivers thereto.  Core financial measures are adjusted to exclude certain items, such as charges and provisions related to our global restructuring  programmes, amortisation and  impairment of the significant intangibles relating to our acquisition of MedImmune Inc. in 2007, our current and future exit arrangements with Merck in the US, and other specified items.  More detail on the nature of these measures is given on page 80 of our Annual Report and Form 20-F Information 2010.

Third Quarter

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2011	Restructuring	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions/ Other**	Core 2011	Core 2010	Actual %	CER %
Revenue	8,213	-	-	-	-	8,213	7,898	4	(2)
Cost of Sales	(1,593)	(14)	-	-	-	(1,607)	(1,505)
Gross Profit	6,620	(14)	-	-	-	6,606	6,393	3	-
% sales	80.6%					80.4%	80.9%	-0.5	+1.2
Distribution	(93)	-	-	-	-	(93)	(82)	13	5
% sales	1.1%					1.1%	1.0%	-0.1	-0.1
R&D	(1,296)	124	-	22	-	(1,150)	(986)	17	10
% sales	15.8%					14.0%	12.5%	-1.5	-1.5
SG&A	(2,644)	111	117	-	21	(2,395)	(2,316)	3	(2)
% sales	32.2%					29.1%	29.3%	+0.2	+0.2
Other Income	1,675	-	17	-	(1,483)**	209	222	(6)	(5)
% sales	20.4%					2.5%	2.8%	-0.3	-0.1
Operating Profit	4,262	221	134*	22	(1,462)	3,177	3,231	(2)	(2)
% sales	51.9%					38.7%	40.9%	-2.2	-0.3
Net Finance Expense	(93)	-	-	-	-	(93)	(148)
Profit before Tax	4,169	221	134	22	(1,462)	3,084	3,083	-	(1)
Taxation	(684)	(58)	(23)*	(6)	(6)**	(777)	(922)
Profit after Tax	3,485	163	111	16	(1,468)	2,307	2,161	7	6
Non-controlling Interests	(8)	-	-	-	-	(8)	(6)
Net Profit	3,477	163	111	16	(1,468)	2,299	2,155	7	6
Weighted Average Shares	1,354	1,354	1,354	1,354	1,354	1,354	1,437
Earnings per Share	2.56	0.12	0.08	0.01	(1.06)**	1.71	1.50	14	12

*
Of the $134 million amortisation adjustment, $93 million is related to MedImmune, with a corresponding tax adjustment of $23 million; Merck related amortisation was $41 million, which carries no tax adjustment.

**	Gain on the sale of Astra Tech was $1,483 million, and carries no tax adjustment.

Revenue declined by 2 percent to $8,213 million.

Core gross margin of 80.4 percent was 1.2 percentage points higher than last year, largely due to the intangible impairment of lesogaberan (AZD3355) in the third quarter 2010 (1.6 percentage points), which was partially offset by adverse variances from mix and cost phasing compared with last year.

Core SG&A costs of $2,395 million were 2 percent lower than last year. The impact of the US healthcare reform excise tax was more than offset by operational efficiencies.

Core other income of $209 million was 5 percent lower than last year, largely due to the loss of Entocort royalties following generic entry in the US.

Core Pre-R&D Operating Margin was 52.7 percent, up 1.2 percentage points, predominantly driven by the gross margin improvement noted above.

Core R&D expenditure was $1,150 million, 10 percent higher than last year, due to an increase in late stage development spend, investment in biologics and slightly higher intangible asset impairments.

Core operating profit was $3,177 million, down 2 percent in CER terms.

Core earnings per share in the third quarter were $1.71, up 12 percent, with the decline in core operating profit more than offset by a lower tax rate, a lower number of shares in issue and lower net finance expense.

Reported operating profit was $4,262 million up 78 percent, reflecting the profit from the sale of Astra Tech in the quarter (which was excluded from Core operating profit) and lower legal provisions compared with the third quarter last year.

Reported earnings per share were $2.56 up 140 percent, largely the result of the non-taxable profit on the sale of Astra Tech, the lower number of shares in issue and lower legal provisions.

Nine Months

All financial figures in table, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2011	Restructuring	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions/ Other**	Core 2011	Core 2010	Actual %	CER %
Revenue	24,935	-	-	-	-	24,935	24,652	1	(3)
Cost of Sales	(4,414)	18	-	-	-	(4,396)	(4,520)
Gross Profit	20,521	18	-	-	-	20,539	20,132	2	(1)
% sales	82.3%					82.4%	81.7%	+0.7	+1.4
Distribution	(261)	-	-	-	-	(261)	(248)	5	(1)
% sales	1.0%					1.0%	1.0%	-	-
R&D	(3,656)	293	-	22	-	(3,341)	(2,925)	14	8
% sales	14.7%					13.4%	11.9%	-1.5	-1.3
SG&A	(8,020)	191	352	-	105	(7,372)	(6,899)	7	3
% sales	32.2%					29.6%	28.0%	-1.6	-1.5
Other Income	2,044	-	51	-	(1,483)**	612	678	(10)	(11)
% sales	8.2%					2.4%	2.8%	-0.4	-0.2
Operating Profit	10,628	502	403*	22	(1,378)	10,177	10,738	(5)	(6)
% sales	42.6%					40.8%	43.6%	-2.8	-1.6
Net Finance Expense	(313)	-	-	-	-	(313)	(389)
Profit before Tax	10,315	502	403	22	(1,378)	9,864	10,349	(5)	(5)
Taxation	(1,792)	(132)	(73)	(6)	(28)	(2,031)	(2,647)
Profit after Tax	8,523	370	330	16	(1,406)	7,833	7,702	2	1
Non-controlling Interests	(26)	-	-	-	-	(26)	(17)
Net Profit	8,497	370	330	16	(1,406)	7,807	7,685	2	1
Weighted Average Shares	1,377	1,377	1,377	1,377	1,377	1,377	1,445
Earnings per Share	6.17	0.27	0.24	0.01	(1.02)	5.67	5.32	7	6

*
Of the $403 million amortisation adjustment, $280 million is related to MedImmune, with a corresponding tax adjustment of $73 million; Merck related amortisation was $123 million, which carries no tax adjustment.

**	Gain on the sale of Astra Tech was $1,483 million, and carries no tax adjustment.

Revenue declined by 3 percent to $24,935 million.

Core gross margin of 82.4 percent was 1.4 percentage points higher than last year due to the benefit in the first quarter from the settlement with PDL Biopharma Inc., and the impact of intangible impairments in the prior year.

Core SG&A costs of $7,372 million were 3 percent higher than last year with continued investment in Emerging Markets and the impact of the US healthcare reform excise tax being only partially offset by efficiency gains.

Core other income of $612 million was 11 percent lower than last year as a result of a number of factors, including provision movements and a higher level of disposal gains in the third quarter last year.

Core Pre-R&D operating margin was 54.2 percent, down 0.3 percentage points, with higher gross margin more than offset by higher SG&A costs and lower other income.

Core R&D expense was $3,341 million, 8 percent higher than last year, driven by late stage project spend and intangible asset write downs.

Core operating profit was $10,177 million, a decrease of 6 percent. Core operating margin declined by 1.6 percentage points to 40.8 percent as a result of higher R&D and SG&A spend combined with lower other operating income.

Core earnings per share in the nine months were $5.67, up 6 percent, with the operating profit decline more than offset by a lower tax rate, lower number of shares in issue and lower net finance expense.

Reported operating profit was up 16 percent to $10,628 million. Reported earnings per share were up 38 percent to $6.17.

Finance Income and Expense

Net finance expense was $313 million for the nine months, compared with $389 million in 2010 ($93 million for the quarter versus $148 million in 2010). There is reduced interest payable on lower debt balances and reduced net finance cost on the Company’s pension schemes.  Fair value gains on the long-term bonds are $6 million higher for the nine months (gains of $18 million in the quarter versus losses of $3 million in 2010).

Taxation

The effective tax rate for the third quarter is 16.4 percent (2010 31.2 percent) and 17.4 percent for the first nine months (2010 25.8 percent).  The gain on the disposal of Astra Tech reported in the third quarter is non-taxable and the effective tax rate for the third quarter excluding this item is 25.5 percent.

As previously disclosed, the effective tax rate has also benefited from an adjustment in respect of prior periods following the announcement in March that HM Revenue & Customs in the UK and the US Internal Revenue Service agreed the terms of an Advance Pricing Agreement regarding transfer pricing arrangements for AstraZeneca’s US business for the period from 2002 to the end of 2014 and a related valuation matter.  Excluding this benefit and the benefit of the non-taxable Astra Tech disposal gain, the effective tax rate for the nine months was 26.1 percent on a reported basis.  This 26.1 percent tax rate is applied to the taxable Core adjustments to operating profit, resulting in a Core effective tax rate for the nine months of 20.6 percent.

For the full year, the Company anticipates the reported tax rate to be around 19 percent.  The Core effective tax rate is expected to be higher at between 21 and 22 percent.

Cash Flow

Cash generated from operating activities was $4,752 million in the nine months to 30 September 2011, compared with $7,120 million in the same period of 2010. The decrease of $2,368 million is primarily driven by higher tax payments made this year, including a net amount of $1.1 billion in relation to the Advance Pricing Agreement between the UK and US governments’ tax authorities and the settlement of a related valuation matter, and an increase in working capital.

Net cash inflows from investing activities were $1,558 million in the nine months compared with an outflow of $1,774 million in 2010. The increase of $3,332 million is due primarily to the net cash received on the sale of Astra Tech of $1,772 million, the movement in short-term investments and fixed deposits of $622 million, and $915 million lower purchases of intangible assets.

Cash distributions to shareholders were $7,642 million through net share repurchases of $3,878 million and $3,764 million through the payment of the second interim dividend from 2010, and the first interim dividend from 2011.

Debt and Capital Structure

As at 30 September 2011, outstanding gross debt (including loans, short-term borrowings and overdrafts) was $9,449 million (31 December 2010 $9,222 million). Of the gross debt outstanding at 30 September 2011 $2,055 million is due within one year (31 December 2010: $125 million). Net funds of $1,719 million have decreased by $1,934 million during the year as a result of the net cash outflow during the nine months to September 2011 as described above.

Calendar

2 February 2012	Announcement of fourth quarter and full year 2011 results
26 April 2012	Announcement of first quarter 2012 results
26 April 2012	Annual General Meeting
26 July 2012	Announcement of second quarter and half year 2012 results
25 October 2012	Announcement of third quarter and nine months 2012 results

David Brennan
Chief Executive Officer

Media Enquiries:	Esra Erkal-Paler (London)	+44 20 7604 8030
	Abigail Baron (London)	+44 20 7604 8034
	Tony Jewell (Wilmington)	+1 302 885 4594
	Ann-Leena Mikiver (Södertälje)	+46 8 553 260 20/+46 707 428836

Analyst/Investor Enquiries:	Karl Hård (London)	+44 20 7604 8123
	Nicklas Westerholm (London)	+44 20 7604 8124
	Ed Seage/Jörgen Winroth (US)	+1 302 886 4065/+1 212 579 0506

Item 24

Condensed Consolidated Statement of Comprehensive Income

For the nine months ended 30 September	2011 $m	2010 $m
Revenue	24,935	24,652
Cost of sales	(4,414)	(4,630)
Gross profit	20,521	20,022
Distribution costs	(261)	(248)
Research and development	(3,656)	(3,388)
Selling, general and administrative costs	(8,020)	(7,923)
Other operating income and expense	2,044	620
Operating profit	10,628	9,083
Finance income	426	376
Finance expense	(739)	(765)
Profit before tax	10,315	8,694
Taxation	(1,792)	(2,245)
Profit for the period	8,523	6,449
Other comprehensive income:
Foreign exchange arising on consolidation	21	13
Foreign exchange differences on borrowings forming net investment hedges	(25)	63
Amortisation of loss on cash flow hedge	2	1
Net available for sale losses taken to equity	(5)	-
Actuarial loss for the period	(53)	(384)
Income tax relating to components of other comprehensive income	4	84
Other comprehensive income for the period, net of tax	(56)	(223)
Total comprehensive income for the period	8,467	6,226

Profit attributable to:
Owners of the parent	8,497	6,432
Non-controlling interests	26	17
	8,523	6,449

Total comprehensive income attributable to:
Owners of the parent	8,429	6,193
Non-controlling interests	38	33
	8,467	6,226

Basic earnings per $0.25 Ordinary Share	$6.17	$4.45
Diluted earnings per $0.25 Ordinary Share	$6.14	$4.43
Weighted average number of Ordinary Shares in issue (millions)	1,377	1,445
Diluted weighted average number of Ordinary Shares in issue (millions)	1,383	1,452

Condensed Consolidated Statement of Comprehensive Income

For the quarter ended 30 September	2011 $m	2010 $m
Revenue	8,213	7,898
Cost of sales	(1,593)	(1,524)
Gross profit	6,620	6,374
Distribution costs	(93)	(82)
Research and development	(1,296)	(1,077)
Selling, general and administrative costs	(2,644)	(3,011)
Other operating income and expense	1,675	202
Operating profit	4,262	2,406
Finance income	153	123
Finance expense	(246)	(271)
Profit before tax	4,169	2,258
Taxation	(684)	(704)
Profit for the period	3,485	1,554
Other comprehensive income:
Foreign exchange arising on consolidation	(225)	391
Foreign exchange differences on borrowings forming net investment hedges	88	(133)
Amortisation of loss on cash flow hedge	1	-
Net available for sale (losses)/gains taken to equity	(23)	5
Actuarial loss for the period	(209)	(56)
Income tax relating to components of other comprehensive income	10	67
Other comprehensive income for the period, net of tax	(358)	274
Total comprehensive income for the period	3,127	1,828

Profit attributable to:
Owners of the parent	3,477	1,548
Non-controlling interests	8	6
	3,485	1,554

Total comprehensive income attributable to:
Owners of the parent	3,111	1,812
Non-controlling interests	16	16
	3,127	1,828

Basic earnings per $0.25 Ordinary Share	$2.56	$1.08
Diluted earnings per $0.25 Ordinary Share	$2.54	$1.07
Weighted average number of Ordinary Shares in issue (millions)	1,354	1,437
Diluted weighted average number of Ordinary Shares in issue (millions)	1,359	1,446

Condensed Consolidated Statement of Financial Position

	At 30 Sep 2011 $m	At 31 Dec 2010 $m	At 30 Sep 2010 $m
ASSETS Non-current assets
Property, plant and equipment	6,526	6,957	7,096
Goodwill	9,874	9,871	9,878
Intangible assets	11,661	12,158	12,945
Derivative financial instruments	355	324	420
Other investments	207	211	205
Deferred tax assets	1,486	1,475	1,277
	30,109	30,996	31,821
Current assets
Inventories	1,955	1,682	1,810
Trade and other receivables	8,308	7,847	7,735
Other investments	924	1,482	1,517
Derivative financial instruments	29	9	49
Income tax receivable	1,391	3,043	3,448
Cash and cash equivalents	9,860	11,068	10,010
	22,467	25,131	24,569
Total assets	52,576	56,127	56,390
LIABILITIES Current liabilities
Interest-bearing loans and borrowings	(2,055)	(125)	(1,376)
Trade and other payables	(8,028)	(8,661)	(7,796)
Derivative financial instruments	-	(8)	(82)
Provisions	(1,083)	(1,095)	(884)
Income tax payable	(3,491)	(6,898)	(6,714)
	(14,657)	(16,787)	(16,852)
Non-current liabilities
Interest-bearing loans and borrowings	(7,394)	(9,097)	(9,231)
Deferred tax liabilities	(2,923)	(3,145)	(3,158)
Retirement benefit obligations	(2,388)	(2,472)	(3,739)
Provisions	(555)	(843)	(799)
Other payables	(505)	(373)	(299)
	(13,765)	(15,930)	(17,226)
Total liabilities	(28,422)	(32,717)	(34,078)
Net assets	24,154	23,410	22,312
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	332	352	356
Share premium account	3,048	2,672	2,623
Other reserves	1,937	1,917	1,913
Retained earnings	18,614	18,272	17,233
	23,931	23,213	22,125
Non-controlling interests	223	197	187
Total equity	24,154	23,410	22,312

Condensed Consolidated Statement of Cash Flows

For the nine months ended 30 September	2011 $m	Restated 2010 $m
Cash flows from operating activities
Profit before taxation	10,315	8,694
Finance income and expense	313	389
Depreciation, amortisation and impairment	1,580	1,434
Increase in working capital and short-term provisions	(1,528)	(1,016)
Other non-cash movements1	(1,806)	249
Cash generated from operations	8,874	9,750
Interest paid	(467)	(515)
Tax paid	(3,655)	(2,115)
Net cash inflow from operating activities	4,752	7,120
Cash flows from investing activities
Movement in short-term investments and fixed deposits2	542	(80)
Purchase of property, plant and equipment	(593)	(473)
Disposal of property, plant and equipment	56	67
Purchase of intangible assets	(326)	(1,241)
Disposal of intangible assets	-	210
Purchase of non-current asset investments	(8)	(27)
Disposal of non-current asset investments	-	2
Acquisitions of business operations	-	(348)
Net cash received on disposal of subsidiaries	1,772	-
Interest received	131	126
Payments made by subsidiaries to non-controlling interests	(16)	(10)
Net cash inflow/(outflow) from investing activities	1,558	(1,774)
Net cash inflow before financing activities	6,310	5,346
Cash flows from financing activities
Proceeds from issue of share capital	378	445
Repurchase of shares for cancellation	(4,256)	(1,742)
Repayment of loans	-	(717)
Dividends paid	(3,764)	(3,361)
Movement in derivative financial instruments2	3	(114)
Movement in short-term borrowings	(1)	(25)
Net cash outflow from financing activities	(7,640)	(5,514)
Net decrease in cash and cash equivalents in the period	(1,330)	(168)
Cash and cash equivalents at the beginning of the period	10,981	9,828
Exchange rate effects	(30)	16
Cash and cash equivalents at the end of the period	9,621	9,676
Cash and cash equivalents consists of:
Cash and cash equivalents	9,860	10,010
Overdrafts	(239)	(334)
	9,621	9,676

1 Included in other non-cash movements is the profit on disposal of Astra Tech (see Note 4).
2 2010 restated to reclassify $114m movement in derivative financial instruments associated with financing activities.

Condensed Consolidated Statement of Changes in Equity

	Share capital $m	Share premium account $m	Other* reserves $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2010	363	2,180	1,919	16,198	20,660	161	20,821
Profit for the period	-	-	-	6,432	6,432	17	6,449
Other comprehensive income	-	-	-	(239)	(239)	16	(223)
Transfer to other reserve	-	-	(15)	15	-	-	-
Transactions with owners:
Dividends	-	-	-	(3,494)	(3,494)	-	(3,494)
Issue of AstraZeneca PLC Ordinary shares	2	443	-	-	445	-	445
Repurchase of AstraZeneca PLC Ordinary shares	(9)	-	9	(1,742)	(1,742)	-	(1,742)
Share-based payments	-	-	-	63	63	-	63
Transfer from non-controlling interests to payables	-	-	-	-	-	(6)	(6)
Dividend paid to non-controlling interest	-	-	-	-	-	(1)	(1)
Net movement	(7)	443	(6)	1,035	1,465	26	1,491
At 30 September 2010	356	2,623	1,913	17,233	22,125	187	22,312

	Share capital $m	Share premium account $m	Other* reserves $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2011	352	2,672	1,917	18,272	23,213	197	23,410
Profit for the period	-	-	-	8,497	8,497	26	8,523
Other comprehensive income	-	-	-	(68)	(68)	12	(56)
Transfer to other reserve	-	-	(2)	2	-	-	-
Transactions with owners:
Dividends	-	-	-	(3,752)	(3,752)	-	(3,752)
Issue of AstraZeneca PLC Ordinary shares	2	376	-	-	378	-	378
Repurchase of AstraZeneca PLC Ordinary shares	(22)	-	22	(4,256)	(4,256)	-	(4,256)
Share-based payments	-	-	-	(81)	(81)	-	(81)
Transfer from non-controlling interests to payables	-	-	-	-	-	(8)	(8)
Dividend paid to non-controlling interests	-	-	-	-	-	(4)	(4)
Net movement	(20)	376	20	342	718	26	744
At 30 September 2011	332	3,048	1,937	18,614	23,931	223	24,154

* Other reserves includes the capital redemption reserve and the merger reserve.

Notes to the Interim Financial Statements

1	BASIS OF PREPARATION AND ACCOUNTING POLICIES

These condensed consolidated interim financial statements (“interim financial statements”) for the nine months ended 30 September 2011 have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union.  The annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and as issued by the International Accounting Standards Board. As required by the Disclosure and Transparency Rules of the Financial Services Authority, the interim financial statements have been prepared applying the accounting policies and presentation that were applied in the preparation of the Company’s published consolidated financial statements for the year ended 31 December 2010, except where new or revised accounting standards have been applied. There has been no significant impact on the Group profit or net assets on adoption of new or revised accounting standards in the period.

The Group has considerable financial resources available.  The Group’s revenues are largely derived from sales of products which are covered by patents and for which, historically at least, demand has been relatively unaffected by changes in the general economy.  As a consequence, the Directors believe that the Group is well placed to manage its business risks successfully and as such, the interim financial statements have been prepared on a Going Concern basis.

The information contained in Note 5 updates the disclosures concerning legal proceedings and contingent liabilities in the Group’s Annual Report and Form 20-F Information 2010.

The comparative figures for the financial year ended 31 December 2010 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Company's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

2	NET FUNDS

The table below provides an analysis of net funds and a reconciliation of net cash flow to the movement in net funds.

	At 1 Jan 2011 $m	Cash flow $m	Non-cash mvmts $m	Exchange mvmts $m	At 30 Sep 2011 $m
Loans due after one year	(9,097)	-	1,729	(26)	(7,394)
Current instalments of loan	-	-	(1,777)	-	(1,777)
Total loans	(9,097)	-	(48)	(26)	(9,171)
Other investments - current	1,482	(542)	(16)	-	924
Net derivative financial instruments	325	(3)	62	-	384
Cash and cash equivalents	11,068	(1,179)	-	(29)	9,860
Overdrafts	(87)	(151)	-	(1)	(239)
Short-term borrowings	(38)	1	-	(2)	(39)
	12,750	(1,874)	46	(32)	10,890
Net funds	3,653	(1,874)	(2)	(58)	1,719

Non-cash movements in the period include fair value adjustments under IAS 39.

3	RESTRUCTURING COSTS
Profit before tax for the nine months ended 30 September 2011 is stated after charging restructuring costs of $502 million ($777 million in the first nine months of 2010).  These have been charged to profit as follows:

	3rd Quarter 2011 $m	3rd Quarter 2010 $m	9 Months 2011 $m	9 Months 2010 $m
Cost of sales	(14)	19	18	110
Research and development	124	91	293	463
Selling, general and administrative costs	111	102	191	204
Total	221	212	502	777

4	DISPOSAL OF ASTRA TECH
In August 2011, the Group announced the sale of the Astra Tech business to Dentsply International for approximately $1.8 billion in cash. At 30 September 2011, the Group has reported a profit on disposal of $1,483 million and a total cash inflow of $1,772 million as a result of this transaction.

$m
Consideration	1,795
Net assets	(279)
Fees and other disposal costs	(59)
Exchange recycled on disposal	26
Profit on disposal	1,483

$m
Consideration	1,795
Cash held in Astra Tech on disposal	(23)
Cash inflow on disposal	1,772

5	LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations relating to product liability, commercial disputes, infringement of intellectual property rights, the validity of certain patents, anti-trust law and sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2010 and Interim Management Statement 2011 as part of the Company’s Half-Yearly Financial Report for the six-month period to 30 June 2011. Unless noted otherwise below or in the Annual Report and Form 20-F Information 2010 and Interim Management Statement 2011 as part of the Company’s Half-Yearly Financial Report for the six-month period to 30 June 2011, no provisions have been established in respect of the claims discussed below.

As discussed in the Company's Annual Report and Form 20-F Information 2010, for the majority of claims in which AstraZeneca is involved it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, AstraZeneca discloses information with respect only to the nature and facts of the cases but no provision is made.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, we record the loss absorbed or make a provision for our best estimate of the expected loss.

The position could change over time and the estimates that we have made and upon which we have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Annual Report and Form 20-F Information 2010 and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce its intellectual property.

Matters disclosed in respect of the third quarter of 2011 and October 2011

Arimidex (anastrozole)
Patent Proceedings pursuant to Patented Medicines (Notice of Compliance) Regulations—Canada (NOC Proceedings)
As previously disclosed, the Canadian Federal Court conducted a hearing in the NOC Proceeding filed by AstraZeneca against Mylan Pharmaceuticals ULC (Mylan) in respect of AstraZeneca’s Canadian substance Patent No. 1,337,420 (the ‘420 patent).  In August 2011, the Court granted a Prohibition Order preventing the Minister of Health from granting a marketing authorisation to Mylan until the expiry of the ‘420 patent on 24 October 2012.  Mylan has appealed.

As previously disclosed, in May 2011, AstraZeneca commenced a NOC Proceeding against Pharmascience Inc. in respect of the ‘420 patent.  In August 2011, the proceeding was stayed until a final decision, including on appeal, is reached in the above-noted Mylan NOC Proceeding.

As previously disclosed, in May 2011, AstraZeneca commenced a NOC Proceeding against Teva Canada Limited in respect of the ‘420 patent.  In September 2011, the proceeding was stayed until the expiry of the ‘420 patent.

As previously disclosed, in July 2011, AstraZeneca commenced a NOC Proceeding against Apotex Inc. (Apotex) in respect of the ‘420 patent.  In September 2011, the proceeding was discontinued after Apotex withdrew its Notice of Allegation.

Atacand (candesartan cilexetil)
Patent litigation – EU
As previously disclosed, in Portugal, in addition to the previously disclosed cases, approvals for generic candesartan cilexetil or candesartan cilexetil and hydrochlorothiazide have been granted to Pharmakern Portugal - Produtos Farmacêuticos, Sociedade Unipessoal, Lda. (Pharmakern); Sandoz Farmacêutica Lda. (Sandoz); Bluepharma Genéricos Comércio de Medicamentos S.A. and Bluepharma Indústria Pharmacêutica S.A (together Bluepharma); and Sanofi-Aventis - Produtos Farmacêuticos, Lda (Sanofi). AstraZeneca filed preliminary injunctions to suspend those marketing approvals as well as corresponding administrative main actions during the third quarter of 2011.

In the cases against Laboratórios Azevados – Industria Farmacêutica; Ceamed Servico e Consultadoria Farmacêutica Lda; Teva Pharma – Produtos Farmacêuticos Lda; Mylan Lda; Laboratórios Anova - Produtos Farmacêuticos, Lda; Ranbaxy Portugal - Comércio e Desenvolvimento de Produtos Farmacêuticos, Unipessoal Lda; and Ratiopharm - Comércio e Indústria de Produtos Farmacêuticos the Court of First Instance issued negative decisions, denying the preliminary injunction requests. Appeals have been filed and we await decisions from the Court of Appeal.

Atacand Plus (candesartan cilexetil / hydrochlorothiazide)
Patent Proceedings pursuant to Patented Medicines (Notice of Compliance) Regulations — Canada (NOC Proceedings)
In August 2011, AstraZeneca settled the previously disclosed NOC Proceeding pending with Pharmascience Inc. (PMS) with respect to Canadian Patent Nos. 2,040,955 (the ‘955 patent), 2,083,305 (the ‘305 patent) and 2,125,251 (the ‘251 patent).  The settlement resolves the litigation and allows PMS to enter the Canadian market on 23 September 2012, or earlier, in certain circumstances.

In August 2011, AstraZeneca settled the previously disclosed NOC Proceeding pending with Teva Canada Limited (Teva) with respect to the ‘955 patent, the ‘305 patent and the ‘251 patent.  The settlement resolves the litigation and allows Teva to enter the Canadian market on 23 September 2012, or earlier, in certain circumstances.

Crestor (rosuvastatin calcium)
Patent litigation – US
Abbreviated New Drug Applications (ANDAs)—US Patent No. RE37.314 (the ‘314 patent)
On 5 October 2011, the US Court of Appeals for the Federal Circuit held oral argument on the appeal of the June 2010 decision by the US District Court for the District of Delaware, which found the ‘314 patent valid, enforceable and infringed by the eight generic defendants.

Abbreviated New Drug Applications (ANDAs)—US Patent Nos. 6,858,618 (the ‘618 patent) and 7,030,152 (the ‘152 patent)
The US Court of Appeals for the Federal Circuit scheduled oral argument for 7 November 2011, on the appeal by AstraZeneca and The Brighams & Women’s Hospital (BWH) (AstraZeneca’s licensor of the ‘152 patent) (together the Plaintiffs) of the dismissal by the US District Court for the District of Delaware of the Crestor ANDA patent infringement actions based on the ‘152 and the ‘618 patents for lack of subject matter jurisdiction.

Teva Pharmaceutical Industries LTD. (Teva LTD) Infringement suit in the Eastern District of Pennsylvania
On 6 October 2011, the US Court of Appeals for the Federal Circuit held oral argument on the appeal of the decision by the US District Court for the District of Pennsylvania granting AstraZeneca’s motion for summary judgment and invalidating Teva LTD’s formulation patent.

Patent Proceedings pursuant to Patented Medicines (Notice of Compliance) Regulations — Canada (NOC Proceedings)
As previously disclosed, in July 2010, AstraZeneca received a Notice of Allegation from Ranbaxy Pharmaceuticals Canada Inc. (Ranbaxy) regarding Canadian Patent Nos. 2,072,945 (the ‘945 patent), 2,313,783 (the ‘783 patent) and 2,315,141 (the ‘141 patent). In July 2011, AstraZeneca reached a comprehensive settlement agreement resolving the litigation and as part of the agreement, Ranbaxy may enter the Canadian market in April 2012, or earlier, in certain circumstances.

As previously disclosed, in July 2011, AstraZeneca received a Notice of Allegation (NOA) from Laboratoire Riva Inc. (Riva) under the Canadian Patented Medicines (Notice of Compliance) Regulations in respect of the ‘945 patent, the ‘783 patent and the ‘141 patent.  AstraZeneca commenced a proceeding in response in August 2011.

Patent litigation/Data exclusivity – Brazil
As previously disclosed, the court denied AstraZeneca’s request for data exclusivity for Crestor. AstraZeneca requested an interlocutory appeal of the decision, which was denied.  AstraZeneca filed a motion for reconsideration in September 2011.

Nexium (esomeprazole magnesium)
Patent litigation – US
Abbreviated New Drug Applications (ANDAs)
As previously disclosed, in June 2011, AstraZeneca received a Paragraph IV Certification notice-letter from Hetero Drug Limited Unit III (Hetero) stating that Hetero had submitted an ANDA for approval to market 20 and 40mg esomeprazole magnesium delayed-release capsules.  In August 2011, AstraZeneca filed an ANDA patent infringement action against Hetero in the US District Court for the District of New Jersey.  In September 2011, the proceeding was stayed.

Patent Litigation – EU: 10-year countries
As previously disclosed, in the UK, in October 2010, AstraZeneca was served an invalidity case in which Ranbaxy (UK) Ltd (Ranbaxy) claimed that the Nexium esomeprazole magnesium patent (the EP 1020461 patent) and the esomeprazole magnesium trihydrate patent (the EP 0984957 patent) were invalid in the UK. Ranbaxy further requested the court to find that its generic esomeprazole product would not infringe either patent if launched in the UK. In March 2011, AstraZeneca filed a suit against Ranbaxy claiming that its generic esomeprazole product infringes the EP 1020461 patent. The trial of the non-infringement/infringement part took place in June 2011. In July 2011, the court held that Ranbaxy’s generic esomeprazole product does not infringe the EP 1020461 patent. AstraZeneca has not appealed. The invalidity part of the proceedings had been stayed pending the non-infringement trial. There has been no update as to when the invalidity part will be heard.

In September 2011, in the Netherlands, AstraZeneca was served a declaratory action in which Ranbaxy (UK) Ltd requests the court to find that its generic esomeprazole product would not infringe the EP 1020461 patent or the EP 0984957 patent if commercialised in the Netherlands. In September 2011, AstraZeneca was served a nullity action in which Actavis Group PTC ehf claims that two esomeprazole formulation patents (EP 984773 and EP 1124539) are invalid. AstraZeneca is preparing its responses.

Patent Litigation – EU: 6-year countries
As previously disclosed, in Finland, AstraZeneca initiated a declaratory action requesting the District Court of Helsinki to find that Ranbaxy (UK) Ltd would infringe a patent relating to esomeprazole if commercialising its generic esomeprazole magnesium products. The trial took place in May 2011. In June 2011, the Court denied AstraZeneca’s claim. AstraZeneca has appealed. In July 2009, AstraZeneca initiated similar declaratory actions against Sandoz Oy AB and Sandoz A/S.  In September 2009, Hexal AG, Sandoz Oy AB and Sandoz A/S (all in the Sandoz group) initiated an invalidity case requesting the court to invalidate the same patent. These cases were heard together in September 2011. On 18 July 2011, AstraZeneca applied for an interlocutory injunction to be granted against Sandoz A/S and Novartis Finland Oy and the interlocutory injunction was granted on 26 July 2011.

On 13 July 2011, in Poland, AstraZeneca filed an application for an interlocutory injunction to be granted against Krka d.d.Novo Mesto (Krka). On 4 August 2011, the Regional Court of Lodz granted the interlocutory injunction. Krka can appeal. On 8 August 2011, the Regional Court of Warsaw dismissed the declaratory action of Lek Farmacevtska Druzba d.d. (Lek) and Sandoz GmbH (Sandoz) (both in the Sandoz group). Lek and Sandoz can appeal.

As previously disclosed, in Ireland, AstraZeneca reached a settlement with Krka, d.d. Novo Mesto and Pinewood Laboratories Ltd (together Krka), in October 2011, discontinuing the legal actions under which AstraZeneca claimed that Krka’s generic esomeprazole magnesium product infringes EP 1020461 and under which Krka claimed that EP 1020461 is invalid in Ireland.

Patent litigation – Norway
As previously disclosed, in Norway, the Appeal Court held the esomeprazole magnesium patent as valid. Hexal AG, Sandoz AS and Sandoz A/S (all in the Sandoz group) applied for leave to appeal to the Supreme Court. On 29 August 2011, the Supreme Court denied the requested leave to appeal.

Patent litigation – Singapore
As previously disclosed, in July 2011, AstraZeneca initiated patent infringement proceedings against Ranbaxy (Malaysia) SDN BHD (Ranbaxy) based on an esomeprazole related patent. In August 2011, Ranbaxy initiated an invalidity case regarding the esomeprazole magnesium patent.

Patent litigation – Turkey
In July 2011, AstraZeneca initiated patent infringement proceedings against Logus Ilac, Integri Ilac, Vem Ilac, Biofarma Ilac and Sandoz Ilac San.ve Tic.AS based on esomeprazole related patents. In September 2011, the court rejected AstraZeneca’s claim in the case against Integri Ilac. AstraZeneca cannot appeal.

Patent litigation – Australia
In September 2011, AstraZeneca was served an invalidity case in which Ranbaxy (UK) Ltd claimed that the esomeprazole magnesium patent and a formulation patent relating to esomeprazole are invalid in Australia.

Patent Proceedings – EU
As previously disclosed, the Opposition Division of the European Patent Office (EPO) decided to revoke two patents that relate to Nexium (the EP 1020461 patent) and Nexium i.v. (the EP 1020460 patent) in June and July 2011 following Notices of Opposition filed by parties opposed to the grant of these patents. AstraZeneca has now appealed these decisions.  Formal Notices of Appeal were filed for the EP 1020460 patent on 15 July 2011 and for the EP 1020461 patent on 1 August 2011.

Patent Proceedings - China
In September 2011, AstraZeneca received notice that an individual had filed a request with the Chinese Patent Office for invalidation of a Chinese substance patent relating to Nexium (Chinese Patent for Invention No. 94190335.4).

Nexium i.v. (esomeprazole sodium)
Patent litigation – US
Abbreviated New Drug Applications (ANDAs)
In October 2011, AstraZeneca entered into an agreement with Sun Pharma Global FZE and affiliates (together Sun) to settle the previously disclosed patent infringement suit that AstraZeneca filed against Sun in the US District Court for the District of New Jersey with respect to Sun’s ANDA for esomeprazole sodium intravenous formulation.  As part of the settlement agreement, AstraZeneca has granted Sun a licence to enter the US market with its generic esomeprazole sodium formulation on 1 January 2014, subject to regulatory approval, or earlier in certain circumstances.

Seroquel (quetiapine fumarate)
Product liability
As of October 2011, approximately 28,618 claims have been settled in principle, 28,450 of which are subject to written agreements and AstraZeneca was aware of approximately 75 Seroquel US product liability claims that have not been settled in principle.

As of 30 September 2011, legal defence costs of approximately $759m have been incurred in connection with Seroquel-related product liability claims. As previously disclosed, AstraZeneca settled its claims against several of its insurers for a substantial part of those legal defence costs.

As previously disclosed, disputes continue with other insurers about the availability of coverage under other insurance policies for legal defence costs and settlements. These policies have aggregate coverage limits of $300m.  On 5 September 2011, AstraZeneca Insurance Company Limited commenced formal legal proceedings in the High Court in London against certain of these insurers for recovery of money which AstraZeneca believes is due under certain of these policies which have aggregate coverage limits of $200m.

As of 30 September 2011, out of the legal defence costs of $759m mentioned above, AstraZeneca believes that approximately $144m is covered by these insurance policies.

While no insurance receivable can be recognised under applicable accounting standards at this time, AstraZeneca believes that it is more likely than not that further insurance recoveries will be secured under the additional policies, but there can be no assurance of this or the amount of any potential future recovery.

Regulatory Related Matters – US
On 9 September 2011, AstraZeneca filed a Citizen Petition with the US Food and Drug Administration (FDA) for Seroquel asking the FDA not to approve any generic quetiapine drug product that omits certain hyperglycemia and suicidality warning language from its label that the FDA required AstraZeneca to include in the Seroquel labelling. The FDA is required to issue a decision on this petition by 7 March 2012.

Patent litigation – EU
In Portugal, in addition to the previously disclosed cases, approvals were granted to Germed Farmacêutica Lda (Germed) and ToLife Produtos Farmacêuticos S.A. in September 2011. Preliminary injunctions to suspend those marketing approvals as well as corresponding administrative main actions were filed in October 2011. In the cases against Alter S.A. and Mepha Investigacão, Desenvolvimento e Fabricacão Farmacêutica, Lda, the Court of First Instance issued negative decisions, denying the preliminary injunction requests. Appeals were filed early in October 2011 and AstraZeneca is waiting for the decision of the Court of Appeal.

In Italy, as previously disclosed, after a mistake by the Italian Patent Office, AstraZeneca filed motions for preliminary injunctions against five generic companies. In September 2011, the parties agreed to settle the cases.

Seroquel XR
Patent litigation – US
Abbreviated New Drug Applications (ANDAs)
As previously disclosed, in May 2011, AstraZeneca filed an ANDA patent infringement action in the US District Court for the District of New Jersey against Intellipharmaceutics Corp. (IPC) alleging infringement of US Patent No. 5,948,437 (the ‘437 patent).  After IPC filed a motion seeking to have the case dismissed for lack of personal jurisdiction or alternatively, for the action to be transferred to New York, AstraZeneca filed a second, essentially identical lawsuit in the US District Court for the Southern District of New York.  In August 2011, the US District Court for the Southern District of New York dismissed the second suit without prejudice.  AstraZeneca filed a motion for reconsideration and reinstatement of the original filing date for the action, which was granted in September 2011.

As previously reported, AstraZeneca filed patent infringement actions in the US District Court for the District of New Jersey against various entities of Handa Pharmaceuticals, LLC (Handa), Accord Healthcare Inc. (Accord), Anchen Pharmaceuticals, Inc. (Anchen), Torrent Pharmaceuticals Ltd. (Torrent), Osmotica Pharmaceutical Corporation (Osmotica), and Mylan Pharmaceuticals Inc. (Mylan).

On 29 September 2011, AstraZeneca settled its patent infringement action against Handa by granting Handa a licence to the ‘437 patent effective 1 November 2016, or earlier under certain circumstances.  On 4 October 2011, the Court dismissed the action against Handa.

Beginning 3 October 2011, the US District Court for the District of New Jersey conducted a trial of the pending patent infringement actions against Accord, Anchen, Torrent, Osmotica and Mylan.  On 5 October 2011, AstraZeneca settled its patent infringement action against Accord by granting Accord a licence to the ‘437 patent effective 1 November 2016, or earlier under certain circumstances.  On 7 October 2011, the Court dismissed the action against Accord.

Patent Proceedings pursuant to Patented Medicines (Notice of Compliance) regulations—Canada (NOC Proceedings)
In August 2011, AstraZeneca commenced a NOC Proceeding in response to the June 2011 Notice of Allegation from Teva Canada Limited under the Patented Medicines (Notice of Compliance) Regulations respecting Canadian Patent No. 2,251,944.

Patent litigation – EU
In Spain, Accord Healthcare S.L.U. and Sandoz Farmaceutica S.A. issued revocation proceedings against AstraZeneca in July 2011, which AstraZeneca received notification of in August 2011. A trial date has not yet been scheduled.

In Romania, Teva Pharmaceuticals S.R.L. issued revocation proceedings against AstraZeneca in September 2011, which AstraZeneca received notification of in October 2011.

Patent litigation – Turkey
In Turkey, Sanovel İlaç San. ve Tic.A.Ş, has filed a negative declaratory action for non-infringement. A trial date has not yet been scheduled.

Regulatory Related Matters – US
On 9 September 2011, AstraZeneca filed a Citizen Petition with the US Food and Drug Administration (FDA) for Seroquel XR that asks the FDA not to approve any generic quetiapine drug product that omits certain hyperglycemia and suicidality warning language from its label that the FDA required AstraZeneca to include in the Seroquel XR labelling. The FDA is required to issue a decision on this petition by 7 March 2012.

Vimovo (fixed-dose combination of naproxen and esomeprazole)
Abbreviated New Drug Applications (ANDAs)
As previously disclosed, in June 2011, Dr. Reddy’s Laboratories and Dr. Reddy’s Laboratories, Ltd. (together DRL) answered the ANDA patent infringement suit filed by AstraZeneca and Pozen, Inc. (Pozen) (AstraZeneca’s licensor) in the US District Court for the District of New Jersey against DRL alleging infringement of US Patent No 6,926,907 (the ‘907 patent). AstraZeneca received a Paragraph IV Certification notice-letter from DRL dated 19 September 2011, indicating it also seeks approval to market generic versions of 375/20mg and 500/20mg Vimovo tablets before expiration of US Patent Nos. 5,714,504 (the ‘504 patent); 6,875,872 (the ‘872 patent); 5,900,424 (the ‘424 patent); 6,369,085 (the ‘085 patent); 7,411,070 (the ‘070 patent); and 7,745,466 (the ‘466 patent).  AstraZeneca is evaluating DRL’s certifications.

On 26 September 2011, Lupin Ltd. and Lupin Pharmaceuticals, Inc. (together Lupin) answered the ANDA patent infringement complaint filed by AstraZeneca and Pozen in the US District Court for the District of New Jersey against Lupin alleging patent infringement of the ’504, ’085, ‘872, ‘907, ’070, and ‘466 patents.

AstraZeneca received a Paragraph IV Certification notice-letter from Anchen Pharmaceuticals, Inc. (Anchen) dated 16 September 2011, indicating it seeks approval to market generic versions of 375/20mg and 500/20mg Vimovo tablets before expiration of the ‘085, ‘424, ‘907, ‘070, and ‘466 patents.   AstraZeneca is evaluating Anchen’s certifications.

Other Commercial Litigation
Synagis (palivizumab)
In August 2011, AstraZeneca’s biologics unit MedImmune filed a declaratory action against Abbott International LLC (Abbott) in the Federal District Court in Maryland.  The action sought a declaratory judgment related to a contract dispute between the parties. The parties are disputing when the transfer price of Synagis would revert to a lower amount based on the occurrence of one or more events related to the development of motavizumab (the Reversion Event).  On 15 September 2011, Abbott filed a motion to dismiss the declaratory action filed in the Federal District Court in Maryland. On the same date, Abbott also filed a parallel action in Illinois state court for breach of contract and for a declaratory judgment that the Reversion Event shall be deemed to have occurred on 1 July 2011 or alternatively, shall occur as of 31 December 2011.

On 26 September 2011, MedImmune voluntarily dismissed the complaint in the Federal District Court and re-filed the same declaratory action seeking the same relief in the state court in Montgomery County, Maryland. MedImmune expects to file a motion to dismiss the Illinois action as it believes the contract requires any litigation to be litigated in the Federal or state courts of Maryland. Abbott’s response to the state court action in Maryland is not due until late November 2011.

Toprol XL (metoprolol succinate)
As previously disclosed, AstraZeneca is defending anti-trust claims regarding Toprol XL, brought by both direct purchasers and end-payers. AstraZeneca has taken a provision of $21 million in connection with an agreement in principle to settle the claims of the putative class of direct purchasers. AstraZeneca continues to defend against the claims of those who have opted-out of the class and against the claims alleged by end-payers.

Other Pricing Litigation
Average Wholesale Price Litigation
As previously disclosed, AstraZeneca is a defendant, along with many other pharmaceutical manufacturers, in several sets of cases involving allegations that, by causing the publication of allegedly inflated wholesale list prices, the defendants caused entities to overpay for prescription drugs. In October 2011, AstraZeneca agreed in principle to settle the lawsuits brought by the Attorneys General of the States of Kansas and Mississippi, subject to documentation. Provision has been made in the fourth quarter in respect of these settlements.

Average Manufacturer’s Price Qui Tam Litigation (Streck)
AstraZeneca is one of several manufacturers named as a defendant in a lawsuit filed in US federal court in Philadelphia by Ronald J. Streck, under the qui tam (whistleblower) provisions of the federal and certain state False Claims Acts. The action was initially filed in October 2008 but remained under seal until May 2011, following the government’s decision not to intervene in the case with regard to certain manufacturers, including AstraZeneca.  AstraZeneca was served with a copy of the amended complaint on 7 September 2011. The lawsuit seeks to recover, among other things, damages, civil penalties, and attorneys’ fees for alleged inaccurate reporting of Average Manufacturer’s Prices to the Centers for Medicaid and Medicare Services. AstraZeneca intends to vigorously defend against these claims.

Other Actual and Threatened Government Investigations and Related Litigation
On 5 October 2011, AstraZeneca LP and AstraZeneca Pharmaceuticals LP received a subpoena from the Department of Justice in connection with an investigation of the possible submission of false or otherwise improper pricing information to the Centers for Medicare and Medicaid Services. The precise parameters of this inquiry are unknown, and AstraZeneca is not in a position at this time to predict the scope, duration or outcome of this matter, including whether it will result in any liability to AstraZeneca.

AstraZeneca LP and AstraZeneca Pharmaceuticals LP are also in receipt of a Civil Investigative Demand issued by the Attorney General of Texas in connection with an investigation of the possible submission of false or otherwise improper reporting used to calculate the Medicaid rebates paid to the State of Texas.  The precise parameters of this inquiry are unknown, and AstraZeneca is not in a position at this time to predict the scope, duration or outcome of this matter, including whether it will result in any liability to AstraZeneca.

Serbia
In August 2011, AstraZeneca UK Limited’s Representative Office in Belgrade, Serbia was served with a criminal indictment relating to allegations that local employees of AstraZeneca made allegedly improper payments to physicians at the Institute of Oncology and Radiology of Serbia.  AstraZeneca has filed a number of preliminary procedural objections, which ask the Serbian criminal court to dismiss the indictment against the Representative Office.

6	NINE MONTHS TERRITORIAL REVENUE ANALYSIS

			% Growth
	9 Months 2011 $m	9 Months 2010 $m	Actual	Constant Currency
US	9,783	10,273	(5)	(5)
Western Europe1	6,496	6,821	(5)	(10)
Canada	1,241	1,102	13	6
Japan	2,138	1,854	15	4
Other Established ROW	922	745	24	6
Established ROW2	4,301	3,701	16	5
Emerging Europe	927	859	8	5
China	947	780	21	16
Emerging Asia Pacific	732	651	12	6
Other Emerging ROW	1,749	1,567	12	11
Emerging ROW3	4,355	3,857	13	10
Total Revenue	24,935	24,652	1	(3)

1	Western Europe comprises France, Germany, Italy, Sweden, UK and others.
2	Established ROW comprises Australia, Canada, Japan and New Zealand.
3	Emerging ROW comprises Brazil, China, India, Mexico, Russia, Turkey and all other ROW countries.

7	THIRD QUARTER TERRITORIAL REVENUE ANALYSIS

			% Growth
	3rd Quarter 2011 $m	3nd Quarter 2010 $m	Actual	Constant Currency
US	3,187	3,179	-	-
Western Europe1	2,067	2,150	(4)	(15)
Canada	401	379	6	(1)
Japan	771	632	22	10
Other Established ROW	332	251	32	11
Established ROW2	1,504	1,262	19	7
Emerging Europe	291	263	11	4
China	322	269	20	13
Emerging Asia Pacific	248	222	12	5
Other Emerging ROW	594	553	7	7
Emerging ROW3	1,455	1,307	11	7
Total Revenue	8,213	7,898	4	(2)

1	Western Europe comprises France, Germany, Italy, Sweden, UK and others.
2	Established ROW comprises Australia, Canada, Japan and New Zealand.
3	Emerging ROW comprises Brazil, China, India, Mexico, Russia, Turkey and all other ROW countries.

8	NINE MONTHS PRODUCT REVENUE ANALYSIS

	World			US		Western Europe			Established ROW			Emerging ROW
	9 Months 2011 $m	Actual Growth %	Constant Currency Growth %	9 Months 2011 $m	Actual Growth %	9 Months 2011 $m	Actual Growth %	Constant Currency Growth %	9 Months 2011 $m	Actual Growth %	Constant Currency Growth %	9 Months 2011 $m	Actual Growth %	Constant Currency Growth %
Gastrointestinal:
Nexium	3,362	(10)	(12)	1,783	(12)	617	(32)	(36)	408	24	12	554	19	18
Losec/Prilosec	698	(6)	(13)	30	(24)	185	(7)	(14)	315	1	(9)	168	(14)	(17)
Others	112	5	2	67	3	35	6	-	6	20	20	4	-	(25)
Total Gastrointestinal	4,172	(9)	(12)	1,880	(12)	837	(27)	(31)	729	13	2	726	9	8
Cardiovascular:
Crestor	4,851	18	14	2,231	18	920	12	5	1,197	27	16	503	11	8
Atacand	1,104	-	(5)	139	(16)	548	-	(6)	173	5	(4)	244	5	4
Seloken/Toprol-XL	750	(22)	(24)	315	(45)	63	(6)	(13)	28	(3)	(14)	344	19	14
Plendil	196	2	(2)	7	(42)	18	(14)	(19)	10	-	(10)	161	8	4
Tenormin	202	(2)	(9)	9	(10)	45	(2)	(9)	91	(1)	(11)	57	(2)	(5)
Zestril	109	(7)	(11)	8	-	54	(11)	(16)	12	(8)	(15)	35	-	(3)
OnglyzaTM	140	278	278	103	243	24	380	380	4	300	300	9	800	800
Brilinta/Brilique	16	n/m	n/m	11	n/m	4	n/m	n/m	-	-	-	1	n/m	n/m
Others	190	(3)	(8)	-	(100)	91	6	(1)	18	-	(11)	81	7	4
Total Cardiovascular	7,558	9	5	2,823	5	1,767	7	-	1,533	21	10	1,435	11	7
Respiratory:
Symbicort	2,309	15	10	604	14	1,075	6	-	295	54	39	335	24	20
Pulmicort	669	5	1	218	(8)	143	(9)	(15)	86	10	-	222	34	30
Rhinocort	162	(7)	(11)	58	(22)	29	(3)	(10)	15	36	18	60	-	(5)
Others	162	(16)	(22)	6	(84)	83	(6)	(13)	19	6	-	54	6	-
Total Respiratory	3,302	10	5	886	1	1,330	3	(3)	415	39	26	671	22	18
Oncology:
Arimidex	590	(52)	(55)	37	(92)	215	(51)	(53)	224	8	(2)	114	(1)	(4)
Zoladex	881	8	4	31	(9)	199	(5)	(10)	357	10	(1)	294	20	24
Casodex	408	(5)	(13)	(1)	(107)	63	(28)	(32)	262	4	(6)	84	8	5
Iressa	405	46	35	2	(33)	93	221	200	144	13	2	166	41	33
Others	482	57	52	200	94	151	57	48	47	12	-	84	27	24
Total Oncology	2,766	(10)	(14)	269	(57)	721	(16)	(21)	1,034	8	(2)	742	19	18
Neuroscience:
Seroquel IR	3,190	2	-	2,434	4	418	-	(7)	165	(6)	(16)	173	(10)	(14)
Seroquel XR	1,092	30	26	565	18	363	44	35	66	57	43	98	46	43
Local Anaesthetics	454	2	(5)	10	(58)	185	(5)	(11)	151	14	2	108	16	11
Zomig	312	(2)	(6)	117	(10)	131	2	(5)	52	4	(4)	12	33	22
Diprivan	227	(6)	(12)	12	(68)	33	(15)	(21)	63	19	9	119	7	1
Vimovo	20	300	280	14	180	2	n/m	n/m	3	n/m	n/m	1	n/m	n/m
Others	26	(10)	(14)	1	-	14	(30)	(35)	3	-	-	8	50	50
Total Neuroscience	5,321	6	4	3,153	5	1,146	9	2	503	11	-	519	9	4
Infection & Other:
Synagis	564	(12)	(12)	309	(16)	254	(6)	(6)	-	-	-	1	-	-
Merrem	469	(26)	(29)	33	(69)	151	(42)	(45)	46	12	2	239	6	2
FluMist	127	3	3	126	3	-	-	-	-	-	-	1	-	-
Others	101	(17)	(19)	58	(33)	9	100	50	14	40	(10)	20	(4)	17
Total Infection & Other	1,261	(17)	(18)	526	(23)	414	(23)	(24)	60	18	-	261	5	4
Aptium Oncology	169	2	2	169	2	-	-	-	-	-	-	-	-	-
Astra Tech	386	(1)	(6)	77	3	281	(1)	(7)	27	(7)	(21)	1	-	-
Total	24,935	1	(3)	9,783	(5)	6,496	(5)	(10)	4,301	16	5	4,355	13	10

9	THIRD QUARTER PRODUCT REVENUE ANALYSIS

	World			US		Western Europe			Established ROW			Emerging ROW
	3rd Quarter 2011 $m	Actual Growth %	Constant Currency Growth %	3rd Quarter 2011 $m	Actual Growth %	3rd Quarter 2011 $m	Actual Growth %	Constant Currency Growth %	3rd Quarter 2011 $m	Actual Growth %	Constant Currency Growth %	3rd Quarter 2011 $m	Actual Growth %	Constant Currency Growth %
Gastrointestinal:
Nexium	1,089	(12)	(16)	570	(16)	163	(42)	(50)	169	52	35	187	12	12
Losec/Prilosec	224	(4)	(13)	9	13	58	(3)	(15)	102	-	(11)	55	(13)	(17)
Others	37	-	(5)	20	(13)	13	18	9	2	-	-	2	100	-
Total Gastrointestinal	1,350	(11)	(15)	599	(16)	234	(34)	(42)	273	27	13	244	6	4
Cardiovascular:
Crestor	1,659	21	14	753	20	307	16	2	431	31	17	168	10	7
Atacand	364	1	(8)	44	(15)	188	11	(4)	51	(9)	(20)	81	-	(2)
Seloken/Toprol-XL	273	-	(4)	123	(17)	22	5	(10)	9	(10)	(20)	119	28	20
Plendil	66	5	-	3	(25)	6	-	(17)	4	-	-	53	8	4
Tenormin	68	1	(7)	3	-	15	7	(7)	31	-	(10)	19	-	(5)
Zestril	37	6	(3)	3	50	18	(5)	(16)	3	(25)	(50)	13	30	30
OnglyzaTM	59	211	211	44	175	9	350	350	2	100	100	4	n/m	n/m
Brilinta/Brilique	13	n/m	n/m	11	n/m	2	n/m	n/m	-	-	-	-	-	-
Others	61	3	(5)	-	-	28	8	(8)	6	20	-	27	(4)	(4)
Total Cardiovascular	2,600	16	9	984	15	595	14	-	537	22	9	484	12	8
Respiratory:
Symbicort	755	18	9	201	15	351	16	3	97	39	23	106	15	9
Pulmicort	185	3	(3)	52	(15)	40	(7)	(19)	27	4	(8)	66	32	28
Rhinocort	52	(5)	(13)	15	(29)	8	-	(13)	6	20	-	23	10	-
Others	52	(15)	(23)	2	(85)	27	-	(11)	7	17	-	16	7	-
Total Respiratory	1,044	12	4	270	-	426	12	(1)	137	28	13	211	19	12
Oncology:
Arimidex	176	(38)	(44)	8	(81)	54	(59)	(65)	77	10	(1)	37	(3)	(5)
Zoladex	304	13	8	9	(31)	67	5	(5)	123	14	4	105	27	29
Casodex	137	-	(9)	-	(100)	18	(31)	(42)	90	7	(4)	29	21	17
Iressa	145	42	29	1	-	34	143	114	50	14	2	60	40	30
Others	168	56	47	68	94	53	56	38	16	7	(7)	31	29	25
Total Oncology	930	3	(4)	86	(9)	226	(17)	(26)	356	11	-	262	24	21
Neuroscience:
Seroquel IR	1,034	1	(2)	791	1	138	6	(7)	56	4	(9)	49	(18)	(22)
Seroquel XR	366	31	24	184	18	124	43	25	23	53	40	35	67	57
Local Anaesthetics	149	7	(4)	1	(83)	59	4	(9)	55	25	11	34	6	(3)
Zomig	108	5	(3)	40	(5)	46	12	(2)	17	(6)	(11)	5	150	100
Diprivan	71	(16)	(24)	-	(100)	10	(9)	(18)	21	-	(5)	40	-	(10)
Vimovo	10	100	80	6	20	2	n/m	n/m	2	n/m	n/m	-	-	-
Others	7	(22)	(22)	-	-	3	(33)	(33)	-	-	-	4	-	-
Total Neuroscience	1,745	6	2	1,022	2	382	15	1	174	14	3	167	6	(3)
Infection & Other:
Synagis	108	(22)	(22)	8	(27)	100	(22)	(22)	-	-	-	-	-	-
Merrem	139	(32)	(37)	5	(86)	39	(50)	(56)	13	8	-	82	4	(1)
FluMist	124	3	3	124	4	-	-	-	-	-	-	-	-	-
Others	29	(3)	-	14	(7)	3	n/m	n/m	7	75	75	5	(60)	(40)
Total Infection & Other	400	(19)	(21)	151	(16)	142	(30)	(33)	20	25	19	87	(7)	(9)
Aptium Oncology	56	33	33	56	33	-	-	-	-	-	-	-	-	-
Astra Tech	88	(28)	(36)	19	(24)	62	(29)	(37)	7	(30)	(50)	-	(100)	(100)
Total	8,213	4	(2)	3,187	-	2,067	(4)	(15)	1,504	19	7	1,455	11	7

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Announcement of fourth quarter and full year 2011 results	2 February 2012
Announcement of first quarter 2012 results	26 April 2012
Annual General Meeting	26 April 2012
Announcement of second quarter and half year 2012 results	26 July 2012
Announcement of third quarter and nine months 2012 results	25 October 2012

DIVIDENDS

The record date for the first interim dividend payable on 12 September 2011 was 5 August 2011. Shares traded ex-dividend from 3 August 2011.

The record date for the second interim dividend for 2011, payable on 19 March 2012 will be 17 February 2012. Shares will trade ex-dividend from 15 February 2012.

Future dividends will normally be paid as follows:

First interim	Announced in July and paid in September
Second interim	Announced in January and paid in March

TRADEMARKS

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca appear with a ® or ™ sign and include: ONGLYZA™, KOMBOGLYZE™ and KOMBIGLYZE XR™, trademarks of Bristol-Myers Squibb Company.

ADDRESSES FOR CORRESPONDENCE

Registrar and Transfer Office Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA UK	US Depositary JP Morgan Chase & Co PO Box 64504 St Paul MN 55164-0504 US	Registered Office 2 Kingdom Street London W2 6BD UK	Swedish Central Securities Depository Euroclear Sweden AB PO Box 7822 SE-103 97 Stockholm Sweden
Tel (freephone in UK): 0800 389 1580 Tel (outside UK): +44 (0)121 415 7033	Tel (toll free in US): 800 990 1135 Tel (outside US): +1 (651) 453 2128	Tel: +44 (0)20 7604 8000	Tel: +46 (0)8 402 9000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: The interim financial statements contain certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of the interim financial statements and AstraZeneca undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trademarks; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the risk that strategic alliances and acquisitions will be unsuccessful; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of failure to manage a crisis; the risk of delay to new product launches; the difficulties of obtaining and maintaining regulatory approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; the risk of environmental liabilities; the risks associated with conducting business in emerging markets; the risk of reputational damage; the risk of product counterfeiting; the risk that regulatory approval processes for biosimilars could have an adverse effect on future commercial prospects; and the impact of increasing implementation and enforcement of more stringent anti-bribery and anti-corruption legislation.

Item 25

US FOOD AND DRUG ADMINISTRATION EXTENDS ACTION DATE FOR DAPAGLIFLOZIN BY THREE MONTHS

AstraZeneca and Bristol-Myers Squibb Company announced today that the US Food and Drug Administration (FDA) has extended the action date for dapagliflozin for the treatment of type 2 diabetes by three months. The new Prescription Drug User Fee Act (PDUFA) goal date is 28 January 2012.

In response to an FDA request for additional data on dapagliflozin, Bristol-Myers Squibb and AstraZeneca are submitting data from recently completed and ongoing Phase III clinical trials.  This data submission constitutes a major amendment to the original new drug application (NDA) for dapagliflozin.

Dapagliflozin, an inhibitor of the SGLT2 target in the kidney, is under joint development by Bristol-Myers Squibb and AstraZeneca. Dapagliflozin, as an adjunct to diet and exercise, is being investigated to evaluate its safety and its effect on blood sugar levels (glycosylated hemoglobin levels, or HbA1c), in adults with type 2 diabetes, for use as a monotherapy and in combination with other anti-diabetic agents.

NOTES TO EDITORS

About Type 2 Diabetes
The Centers for Disease Control and Prevention (CDC) estimate that approximately one in every 11 adults in the United States has diagnosed diabetes.  Type 2 diabetes accounts for approximately 90 to 95% of all cases of diagnosed diabetes in adults.  Type 2 diabetes is a chronic, progressive disease characterized by insulin resistance and/or dysfunction of beta cells in the pancreas, which decreases insulin sensitivity and secretion, leading to elevated glucose levels.

Over time, this sustained hyperglycemia contributes to worsening insulin resistance and further beta cell dysfunction.  To date, treatments for type 2 diabetes have focused primarily on insulin-dependent mechanisms. An approach that acts independently of insulin could provide an additional option for adults with type 2 diabetes.

Significant unmet needs still exist as nearly half of treated patients remain uncontrolled on their current glucose-lowering regimen. Many patients with type 2 diabetes have additional co-morbidities (such as obesity) which may complicate glycemic control.

Bristol-Myers Squibb and AstraZeneca Collaboration
Bristol-Myers Squibb and AstraZeneca entered into a collaboration in January 2007 to enable the companies to research, develop and commercialize select investigational drugs for type 2 diabetes. The Bristol-Myers Squibb/AstraZeneca Diabetes collaboration is dedicated to global patient care, improving patient outcomes and creating a new vision for the treatment of type 2 diabetes.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

About Bristol-Myers Squibb
Bristol-Myers Squibb is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. For more information about Bristol-Myers Squibb, visit www.bms.com or follow us on Twitter at http://twitter.com/bmsnews.

CONTACTS

Media Enquiries
Esra Erkal-Paler	+44 20 7604 8030 (24 hours)
Abigail Baron	+44 20 7604 8034 (24 hours)
Isabelle Jouin	+44 20 7604 8031 (24 hours)

Investor Enquiries UK
Karl Hård	+44 20 7604 8123 mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124 mob: +44 7585 404950

Investor Enquiries US
Ed Seage	+1 302 886 4065 mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506 mob: +1 917 612 4043

27 October 2011

Item 26

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 485,977 ordinary shares of AstraZeneca PLC at a price of 3065 pence per share on 27 October 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,320,493,365.

A C N Kemp
Company Secretary
28 October 2011

Item 27

TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES
DISCLOSURE RULE DTR 3.1.4

On 28 October 2011 the following Directors of the Company notified us that, on 28 October 2011, they purchased AstraZeneca PLC Ordinary Shares of $0.25 each.

Name of Director	Number of shares purchased	Purchase price	Number of shares held following purchase	Percentage of shares in issue
Rudy Markham	255	3066p	2,452	0.0002
Nancy Rothwell	258	3066p	1,832	0.0001

A C N Kemp
Company Secretary
28 October 2011